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                                 MAXIM GROUP LLC
                              405 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10174


October 16, 2006

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

         RE:  IVIVI TECHNOLOGIES, INC. (THE "COMPANY")
              REGISTRATION STATEMENT ON FORM SB-2 (FILE NO. 333-122768)

Ladies and Gentlemen:

         In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), the undersigned, as representative of the underwriters, hereby joins in the request of the Company that the effective date of such registration statement be accelerated to 4:30 p.m. (New York time) on [Wednesday, October 18, 2006], or as soon thereafter as practicable.

         In accordance with Rule 460 under the Act and in connection with the foregoing, please note that the undersigned have effected from September 14, 2006 through the date hereof approximately the following distribution of:

         Preliminary Prospectus, dated September 14, 2006

                  800  to the Underwriters;
         -------------
                       to prospective underwriting syndicate members;
         -------------
                       to prospective dealers; and
         -------------
                1,690  to prospective investors and others.
         -------------
                2,490  TOTAL
         =============

         Preliminary Prospectus, dated October 13, 2006

                  300  to the Underwriters;
         -------------
                       to prospective underwriting syndicate members;
         -------------
                  235  to prospective dealers; and
         -------------
                2,600  to prospective investors and others.
         -------------
                3,135  TOTAL
         =============



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                                              Securities and Exchange Commission
                                                                October 16, 2006
                                                                     Page 2 of 2


         The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.


                                    Very truly yours,

                                    MAXIM GROUP LLC, as representative
                                    of the underwriters


                                    By:    /s/ Clifford A. Teller
                                         -----------------------------
                                         Name:  Clifford A. Teller
                                         Title: Director of Investment Banking